Exhibit 99.1

Skillful Craftsman Education Technology Launches

AI Communication App “Sesame Chat” in China

SHENZHEN, China, July 24, 2025 (GLOBE NEWSWIRE) — Skillful Craftsman Education Technology Limited (NASDAQ: EDTK), a company specializing in educational technology innovation, artificial intelligence skills training, and the digital transformation of educational institutions, announced today, it launched its communication enrichment app ‘Sesame Chat’ on iOS platforms in China. The app employs proprietary AI technology to analyze communication contexts and relationship dynamics.

Mr. Fu Bin, CEO of Skillful Craftsman, commented, “The convergence of conversational AI and personal development creates unprecedented opportunities that we are very excited to capitalize upon. Our new Sesame Chat app addresses core needs in this sector with an innovative AI communication tool that is both user friendly and effective. Our communications app is a key element of our strategy to leverage AI and move forward with an evolving technology that is rapidly transforming societal communications.”

Core Functionality

●	Relationship Analysis: Identifies user roles (e.g., supervisor/employee) and detects emotional tones from chat history
●	Scenario-Specific Strategies: Provides tailored suggestions for over 200 high-frequency social scenarios for individual users. For example, it can help to establish a harmonious paradigm for parent-child dialogues and the ability to mediate intergenerational understanding differences in family communication.
●	Adaptive Feedback System: Adjusts recommendations based on user response patterns

User Workflow

Users first upload chat screenshots or describe communication contexts. They then select specific goals such as “resolve conflict” or “improve professional rapport.” Finally, the system generates phrase-level suggestions with customizable tone options.

Operational Details

●	All data processed locally on devices
●	Basic features accessible without registration
●	Coin system rewards users for goal completion to unlock advanced features

The Company believes that the market size and growth dynamics for its new app could be highly attractive, as shown by the estimated market sizes and growth metrics of its related sectors as follows

Market Size and Growth Metrics

1.	Conversational AI Sector
a)	Market Size: $8.45B (2023) → Projected $39.55B (2031)
b)	Growth Rate: 21.3% CAGR (2023-2031)
c)	Key Drivers: E-commerce expansion, omnichannel strategies
d)	Technology Trends: NLP-ML integration, low-code platforms reducing deployment costs

Source: Research and Markets, a market research firm1

2.	Personal Development Sector
a)	Market Size: 50.42B (2024) → Projected $86.54B (2034)
b)	Growth Rate: 5.55% CAGR (2025-2034)
c)	Dominant Segment: Skillset enhancement (32% market share)
d)	High-Demand Focus: Communication training (41% of skillset segment)

Source: Precedence Research, a market intelligence firm2

About Skillful Craftsman Education Technology Limited

Skillful Craftsman Education Technology Limited (“Skillful Craftsman” or the “Company”) is focused on advancing technological innovation in education through the digital transformation of educational institutions. The Company’s intelligent learning platforms and teaching management systems help educational organizations achieve more effective teaching, enhanced student outcomes and stronger connections in education communities. The Company is committed to promoting learning innovation through the integration of artificial intelligence and digital technology, and creating efficient, intelligent and sustainable education solutions. For more information, please visit the Company’s website at www.edtk.ai.

Safe Harbor Statement

This report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements represent the beliefs, projections, and predictions of the Company about future events. All statements other than statements of historical fact are forward-looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These statements are based on information available at the time they are made and reflect the management’s beliefs as of that time. However, they are subject to known and unknown risks, uncertainties, and other important factors that could cause actual results, performance, or achievements to differ materially from any future results, performance, or achievements described in or implied by such statements. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times by which, or whether, our performance or results may be achieved. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

Skillful Craftsman Education Technology Limited
Investor Relations Department
Mello Bai, Corporate Secretary

Email: mello.bai@edtk.ai

[1]	https://www.researchandmarkets.com/reports/5954204/conversational-ai-market-size-forecast#src-pos-3
[2]	https://www.precedenceresearch.com/personal-development-market